Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251042

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated December 8, 2020)

SOC Telemed, Inc.

69,280,960 Shares of Class A Common Stock
350,000 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated December 8, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-251042). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 56,780,960 shares of our Class A common stock, par value $0.0001 per share, and warrants to purchase an aggregate of 350,000 shares of Class A common stock, consisting of (i) up to 16,800,000 shares of Class A common stock (the “PIPE shares”) issued in a private placement pursuant to subscription agreements entered into on July 29, 2020, October 22, 2020, and October 23, 2020; (ii) up to 4,375,000 shares of Class A common stock (the “founder shares”) issued upon consummation of our business combination with Specialists On Call, Inc. on October 30, 2020 (the “Business Combination”), in exchange for shares of our Class B common stock originally issued in a private placement to HCMC Sponsor LLC (the “Sponsor”) and subsequently distributed to the Sponsor’s members; (iii) up to 700,000 shares of Class A common stock (the “private placement shares”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (iv) up to 350,000 warrants to purchase shares of Class A common stock (the “private placement warrants”) originally issued in a private placement to the Sponsor and subsequently distributed to the Sponsor’s members; (v) up to 350,000 shares of Class A common stock issuable upon exercise of the private placement warrants; and (vi) up to 34,555,960 shares of Class A common stock (the “closing shares”) issued in connection with the consummation of the Business Combination to SOC Holdings LLC and certain of our officers and directors who were officers and directors of Specialists On Call, Inc.

In addition, the Prospectus relates to the offer and sale of up to 12,500,000 shares of our Class A common stock that are issuable by us upon the exercise of 12,500,000 warrants (the “public warrants” and, together with the private placement warrants, the “warrants”) that were previously registered.

Our Class A common stock and warrants are listed on the Nasdaq Global Select Market under the symbols “TLMD” and “TLMDW,” respectively. On January 20, 2021, the last reported sales price of our Class A common stock was $7.34 per share and the last reported sales price of our warrants was $1.2616 per warrant.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks.  See the section entitled “Risk Factors” beginning on page 5 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 15, 2021

SOC TELEMED, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39160	84-3131208
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1768 Business Center Drive, Suite 100

Reston, Virginia 20190

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (866) 483-9690

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	TLMD	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	TLMDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 15, 2021, in order to standardize the terms of employment of its executive officer team, SOC Telemed, Inc. (the “Company”) entered into new employment agreements (each, an “Employment Agreement”) and severance and change in control agreements (each, a “Severance and CIC Agreement”) with each of its executive officers other than John Kalix and Chris Knibb.

Each of the Employment Agreements is generally consistent with the Company’s standard form of employment agreement with its executive officers, provides for at-will employment during an initial three-year term and maintains the executive officer’s current annual base salary and annual target cash incentive bonus as a proportion of base salary upon the achievement of certain performance goals determined by the Company’s Board of Directors (the “Board”) or the Compensation Committee of the Board. Each of the Employment Agreements also references a previously disclosed forthcoming issuance of a mix of time- and performance-based restricted stock units pursuant to the Company’s 2020 Equity Incentive Plan (the “2020 Plan”) with a specified target value, subject to the executive officer’s continued service on each applicable vesting date and the achievement of the applicable performance criteria. The Employment Agreements further provide that the executive officers are eligible to participate in employee benefit plans maintained by the Company.

Each of the Severance and CIC Agreements is substantially in the form of the Company’s standard form of severance and change of control agreement for use with its executive officers who served with the Company’s predecessor business prior to the consummation of the Company’s business combination with Specialists On Call, Inc. (the “Business Combination”) on October 30, 2020. The Severance and CIC Agreements provide for the following benefits in the event of qualifying termination with or without a change in control of the Company, and in connection with an executive officer’s death or disability:

●	Qualifying termination without a change in control. The executive officer will be entitled to receive (i) six-months’ (or, if such separation occurs within one year of the consummation of the Business Combination (i.e., by October 30, 2021), twelve months’) continuation of the executive officer’s annual base salary, (ii) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have received in respect of the fiscal year in which the executive officer’s termination occurs, determined based on actual performance levels and prorated, and (iii) up to six months of COBRA coverage at the Company’s sole expense.

●	Qualifying termination during the one-month period prior to (and in connection with) or the one-year period following a change in control. The executive officer will be entitled to receive (i) a lump sum severance payment equal to one times the executive officer’s annual base salary, (ii) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have received in respect of the fiscal year in which such termination occurs, determined based on target performance levels and not prorated, (iii) up to one year of COBRA coverage at the Company’s sole expense, and (iv) accelerated vesting of the time-based vesting awards that would have vested over the one-year period following the executive officer’s separation, had the executive officer remained in employment through such date. The treatment of any unvested performance-based equity award held by the executive officer will be subject to and governed by the provisions set forth in the award agreement evidencing such equity award.

●	Termination in connection with death or disability. The executive officer or the executive officer’s estate will receive (i) a lump sum severance payment equal to the cash incentive compensation bonus the executive officer would have been entitled to receive in respect of the fiscal year in which the executive officer’s termination occurs, determined based on target performance levels and prorated, and (ii) an extended exercise period of up to one year with respect to any vested stock options held as of such separation date.

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The severance payments and benefits described above are each contingent upon the executive officer’s delivery of a general release of claims in favor of the Company, compliance with non-solicitation and non-competition restrictions each lasting for one year following a separation for any reason, and compliance with indefinite confidentiality and non-disparagement obligations following a separation for any reason.

The foregoing descriptions of the Employment Agreements and the Severance and CIC Agreements are qualified in their entirety by reference to the Company’s standard form of employment agreement with its executive officers and standard form of severance and change of control agreement with the above-referenced continuing executive officers, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Form of Employment Agreement with Executive Officers.

10.2	Form of Severance and Change in Control Agreement with Continuing Executive Officers.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOC Telemed, Inc.

Date: January 21, 2021	/s/ Eunice Kim
Name: Eunice Kim
Title: General Counsel and Corporate Secretary

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Exhibit 10.1

SOC TELEMED, INC.

1768 Business Center Drive, Suite 100, Reston, Virginia 20190

[Effective Date]

[Name]

Re:	EMPLOYMENT AGREEMENT

Dear [First Name]:

This Employment Agreement (the “Agreement”) between you (referred to hereinafter as the “Executive”) and SOC Telemed, Inc., a Delaware corporation (the “Company”), sets forth the terms and conditions that shall govern the period of Executive’s continued employment with the Company (referred to hereinafter as “Employment”) effective as of the date first set forth above (the “Effective Date”).

1. Duties and Scope of Employment.

(a) Term. Executive’s full-time Employment with the Company shall continue for an initial term with the Company effective as of the Effective Date and continuing for a three (3)-year period (the “Initial Term”), unless sooner terminated in accordance with the provisions of Section 6; with such employment to automatically continue following the Initial Term for additional one (1)-year periods in accordance with the terms of this Agreement (subject to termination as aforesaid) unless either party notifies the other party in writing of its intention not to renew this Agreement at least 60 days prior to the expiration of the Initial Term or any applicable extension period of employment hereunder (the Initial Term, together with any such extension period of employment hereunder, shall hereinafter be referred to as the “Employment Period”).

(b) Position and Responsibilities. During the Employment Period, the Company agrees to employ Executive in the position of [Position]. Executive will report initially to the Company’s Chief Executive Officer (Executive’s “Supervisor”), and Executive will work out of the Company’s office in Virginia or, as directed by the Company from time to time, remotely. Executive will perform the duties and have the responsibilities and authority customarily performed and held by an employee in Executive’s position or as otherwise may be assigned or delegated to Executive by Executive’s Supervisor.

(c) Obligations to the Company. During the Employment Period, Executive shall perform Executive’s duties faithfully and to the best of Executive’s ability and will devote Executive’s full business efforts and time to the Company. During the Employment Period, without the prior written approval of the Chief Executive Officer of the Company, Executive shall not render services in any capacity to any other Person and shall not act as a sole proprietor or partner of any other Person or own more than five percent (5%) of the stock of any other corporation. Notwithstanding the foregoing, Executive may serve on civic or charitable boards or committees, deliver lectures, fulfill speaking engagements, teach at educational institutions, or manage personal investments without advance written consent of the Chief Executive Officer of the Company; provided that such activities do not individually or in the aggregate interfere with the performance of Executive’s duties under this Agreement or create a potential business or fiduciary conflict. Executive shall comply with the Company’s policies and rules, as they may be in effect from time to time during Executive’s Employment.

(d) Business Opportunities. During Executive’s Employment, Executive shall promptly disclose to the Company each business opportunity of a type, which based upon its prospects and relationship to the business of the Company or its affiliates, the Company might reasonably consider pursuing. In the event that Executive’s Employment is terminated for any reason, the Company or its affiliates shall have the exclusive right to participate in or undertake any such opportunity on their own behalf without any involvement by or compensation to Executive under this Agreement.

(e) No Conflicting Obligations. Executive represents and warrants to the Company that Executive is under no obligations or commitments, whether contractual or otherwise, that are inconsistent with Executive’s obligations under this Agreement or that would otherwise prohibit Executive from performing Executive’s duties with the Company. In connection with Executive’s Employment, Executive shall not use or disclose any trade secrets or other proprietary information or intellectual property in which Executive or any other Person has any right, title or interest and Executive’s Employment will not infringe or violate the rights of any other Person. Executive represents and warrants to the Company that prior to the Effective Date Executive shall have returned all property and confidential information belonging to any prior employer.

2. Cash and Incentive Compensation.

(a) Base Salary. The Company shall pay Executive, as compensation for Executive’s services, a base salary at a gross annual rate of $[Salary], less all required tax withholdings and other applicable deductions, in accordance with the Company’s standard payroll procedures. The annual compensation specified in this subsection (a), together with any modifications in such compensation that the Company may make from time to time, is referred to in this Agreement as the “Base Salary.” Executive’s Base Salary will be subject to review and adjustments that will be made based upon the Company’s normal performance review practices. Effective as of the date of any change to Executive’s Base Salary, the Base Salary as so changed shall be considered the new Base Salary for all purposes of this Agreement.

(b) Cash Incentive Bonus. Executive will be eligible to be considered for an annual cash incentive bonus (the “Cash Bonus”) each calendar year during the Employment Period based upon the achievement of certain objective and/or subjective criteria (collectively, the “Performance Goals”). In compliance with all relevant legal requirements and based on Executive’s level within the Company, the Performance Goals for Executive’s Cash Bonus for a particular year will be established by, and in the sole discretion of, the Board of Directors of the Company (the “Board”) or the Compensation Committee of the Board (the “Committee”). The initial target opportunity for any such Cash Bonus will be up to [Target]% of Executive’s Base Salary (the “Target Bonus Percentage”), less all required tax withholdings and other applicable deductions. The determinations of the Board or the Committee, as applicable, with respect to such Cash Bonus or the Target Bonus Percentage shall be final and binding. Executive’s Target Bonus Percentage for any subsequent year may be adjusted up or down, as determined in the sole discretion of the Board or Committee, as applicable. Executive shall not earn a Cash Bonus unless Executive is employed by the Company on the date when such Cash Bonus is actually paid by the Company.

3. Employee Benefits. During the Employment Period, Executive shall be eligible to participate in the employee benefit plans maintained by the Company and generally available to similarly situated employees of the Company, subject to the generally applicable terms and conditions of the plan in question and to the determinations of any Person or committee administering such plan. The Company reserves the right to cancel or change the employee benefit plans, policies and programs it offers to its employees at any time.

4. Business Expenses. The Company will reimburse Executive for necessary and reasonable business expenses incurred in connection with Executive’s duties hereunder upon presentation of an itemized account and appropriate supporting documentation, all in accordance with the Company’s generally applicable policies.

5. Rights Upon Termination. Except as may be provided in the Severance and Change in Control Agreement entered (or to be entered) into between the parties substantially in the form set forth as Attachment A hereto (the “Severance and Change in Control Agreement”), upon the termination of Executive’s Employment, Executive shall only be entitled to (a) any accrued but unpaid Base Salary, (b) all other benefits earned, and expenses to be reimbursed, as described in this Agreement or under any Company-provided plans, policies, and arrangements for the Employment Period, each in accordance with the governing documents and policies of any such benefits, reimbursements, plans and arrangements, and (c) such other compensation or benefits as may be required by law (collectively, the “Accrued Benefits”).

6. Employment at Will. Executive’s Employment shall be “at will,” meaning that either Executive or the Company shall be entitled to terminate Executive’s Employment at any time and for any reason, with or without cause or notice. Any contrary representations that may have been made to Executive shall be superseded by this Agreement. This Agreement shall constitute the full and complete agreement between Executive and the Company on the “at-will” nature of Executive’s Employment, which may only be changed in an express written agreement signed by Executive and a duly authorized officer of the Company.

7. Section 409A. To the extent that reimbursements or in-kind benefits under this Agreement constitute non-exempt “nonqualified deferred compensation” for purposes of Section 409A, (a) all reimbursements hereunder shall be made on or prior to the last day of the calendar year following the calendar year in which the expense was incurred by Executive, (b) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (c) the amount of expenses eligible for reimbursement or in-kind benefits provided in any calendar year shall not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided, in any other calendar year. The payments and benefits provided hereunder are intended to be exempt from or comply with the requirements of Section 409A so that none of the payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

8. Definition of Terms. The following terms referred to in this Agreement will have the following meanings:

(a) Code. “Code” means the Internal Revenue Code of 1986, as amended.

(b) Governmental Authority. “Governmental Authority” means any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality, or any private or public court or tribunal.

(c) Person. “Person” shall be construed in the broadest sense and means and includes any natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and other entity or Governmental Authority.

(d) Section 409A. “Section 409A” means Section 409A of the Code, and the final regulations and any guidance promulgated thereunder or any state law equivalent.

9. Golden Parachute.

(a) Anything in this Agreement to the contrary notwithstanding, if any payment or benefit Executive would receive from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax; or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment. Any reduction made pursuant to this Section 9(a) shall be made in accordance with the following order of priority: (i) stock options whose exercise price exceeds the fair market value of the optioned stock (“Underwater Options”) (ii) Full Credit Payments (as defined below) that are payable in cash, (iii) non-cash Full Credit Payments that are taxable, (iv) non-cash Full Credit Payments that are not taxable, (v) Partial Credit Payments (as defined below) and (vi) non-cash employee welfare benefits. In each case, reductions shall be made in reverse chronological order such that the payment or benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first payment or benefit to be reduced (with reductions made pro-rata in the event payments or benefits are owed at the same time). “Full Credit Payment” means a payment, distribution or benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, that if reduced in value by one dollar reduces the amount of the parachute payment (as defined in Section 280G of the Code) by one dollar, determined as if such payment, distribution or benefit had been paid or distributed on the date of the event triggering the excise tax. “Partial Credit Payment” means any payment, distribution or benefit that is not a Full Credit Payment.

(b) A nationally recognized certified public accounting firm selected by the Company (the “Accounting Firm”) shall perform the foregoing calculations related to the Excise Tax. If a reduction is required pursuant to Section 9(a), the Accounting Firm shall administer the ordering of the reduction as set forth in Section 9(a). The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The Accounting Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered. Any good faith determinations of the Accounting Firm made hereunder shall be final, binding, and conclusive upon Executive and the Company.

(d) Notwithstanding anything to the contrary in Section 9(a), if any Payment that would be otherwise reduced pursuant to Section 9(a) would not be so reduced if the stockholder approval requirements of Section 280G(b)(5) of the Code are capable of being satisfied, the Company will use its reasonable best efforts to cause such payments to be timely submitted for such approval in accordance with such requirements.

10. Pre-Employment Conditions.

(a) Confidentiality Agreement. Executive’s acceptance of this offer and Executive’s Employment with the Company is contingent upon the execution, and delivery to an officer of the Company, of the Company’s Employee Nondisclosure, Non-Solicitation, Confidentiality and Developments Agreement, a copy of which is attached hereto as Attachment B for Executive’s review and execution (the “Confidentiality Agreement”), prior to or on the Effective Date.

(b) Right to Work. For purposes of federal immigration law, Executive will be required, if Executive has not already, to provide to the Company documentary evidence of Executive’s identity and eligibility for employment in the United States. Such documentation must be provided to the Company within three (3) business days of the Effective Date, or our Employment relationship with Executive may be terminated.

(c) Verification of Information. This Agreement is also contingent upon the successful verification of the information Executive provided to the Company during Executive’s application process, as well as a general background check performed by the Company to confirm Executive’s suitability for Employment. By accepting this Agreement, Executive warrants that all information provided by Executive is true and correct to the best of Executive’s knowledge, Executive agrees to execute any and all documentation necessary for the Company to conduct a background check and Executive expressly releases the Company from any claim or cause of action arising out of the Company’s verification of such information.

11. Arbitration.

(a) Arbitration. In consideration of Executive’s Employment with the Company, its promise to arbitrate all employment-related disputes (subject to Section 10 of the Confidentiality Agreement), and Executive’s receipt of the compensation, pay raises and other benefits paid to Executive by the Company, at present and in the future, Executive agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s Employment with the Company or termination thereof, including any breach of this Agreement, will be subject to binding arbitration pursuant to Virginia law. The Federal Arbitration Act shall also apply with full force and effect.

(b) Dispute Resolution. Disputes that Executive agrees to arbitrate, and thereby agrees to waive any right to a jury trial, include any statutory claims under local, state, or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the Sarbanes Oxley Act, the Worker Adjustment and Retraining Notification Act, the Virginia Human Rights Act, the Virginia Values Act, the Virginia Labor Code, claims of harassment, discrimination, and wrongful termination, and any statutory or common law claims. Executive further understands that this agreement to arbitrate also applies to any disputes that the Company may have with Executive.

(c) Procedure. Executive agrees that any arbitration will be administered by Judicial Arbitration & Mediation Services, Inc. (“JAMS”), pursuant to its Employment Arbitration Rules & Procedures (the “JAMS Rules”). The arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication, motions to dismiss and demurrers, and motions for class certification, prior to any arbitration hearing. The arbitrator shall have the power to award any remedies available under applicable law, and the arbitrator shall award attorneys’ fees and costs to the prevailing party, except as prohibited by law. The Company will pay for any administrative or hearing fees charged by the administrator or JAMS, and all arbitrator’s fees, except that Executive shall pay any filing fees associated with any arbitration that Executive initiates, but only so much of the filing fee as Executive would have instead paid had Executive filed a complaint in a court of law. Executive agrees that the arbitrator shall administer and conduct any arbitration in accordance with Virginia law, and that the arbitrator shall apply substantive and procedural Virginia law to any dispute or claim, without reference to the rules of conflict of law. To the extent that the JAMS Rules conflict with Virginia law, Virginia law shall take precedence. The decision of the arbitrator shall be in writing. Any arbitration under this Agreement shall be conducted in Virginia.

(d) Remedy. Arbitration shall be the sole, exclusive, and final remedy for any dispute between Executive and the Company. Accordingly, except as provided by this Agreement, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law that the Company has not adopted.

(e) Administrative Relief. Executive is not prohibited from pursuing an administrative claim with a local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, including, but not limited to, the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission, the National Labor Relations Board, or the Workers’ Compensation Board. However, Executive may not pursue court action regarding any such claim, except as permitted by law.

(f) Voluntary Nature of Agreement. Executive acknowledges and agrees that Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Executive further acknowledges and agrees that Executive has carefully read this Agreement and that Executive has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understands it, including that EXECUTIVE IS WAIVING EXECUTIVE’S RIGHT TO A JURY TRIAL.

(g) Independent Advice. Executive acknowledges that Executive has been advised to obtain independent advice and legal counsel to advise Executive concerning this Agreement, and that Executive has either done so or has knowingly waived that opportunity of Executive’s own free choice. Neither the Company nor any attorneys for the Company have advised Executive concerning this Agreement, and Executive is relying solely upon the advice of Executive’s own independent counsel (if any); nor has the Company or any attorneys for the Company coerced, used undue influence, or otherwise induced Executive to enter into this Agreement.

12. Successors.

(a) Company’s Successors. This Agreement shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business or assets that become bound by this Agreement or any affiliate of any such successor that employs Executive.

(b) Executive’s Successors. This Agreement and all of Executive’s rights hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

13. Miscellaneous Provisions.

(a) Indemnification. The Company shall indemnify Executive to the maximum extent permitted by applicable law and the Company’s Bylaws with respect to Executive’s service and Executive shall also be covered under a directors and officers liability insurance policy paid for by the Company to the extent that the Company maintains such a liability insurance policy now or in the future. Executive agrees to indemnify and save the Company and its affiliates harmless from any damages, which the Company may sustain in any manner primarily through Executive’s willful misconduct or gross negligence or a material breach of the provisions of this Agreement.

(b) Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

(c) Notice.

(i) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In Executive’s case, mailed notices shall be addressed to Executive at the home address that Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(ii) Notice of Termination. Any termination by the Company or by Executive will be communicated by a notice of termination to the other party hereto given in accordance with Section 13(c)(i) of this Agreement. Such notice will indicate the specific termination provision in this Agreement relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and will specify the termination date (which will be not more than thirty (30) days after the giving of such notice), subject to any applicable cure period.

(d) Modifications and Waivers. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(e) Whole Agreement. No other agreements, representations or understandings (whether oral or written and whether express or implied) that are not expressly set forth in this Agreement have been made or entered into by either party with respect to the subject matter hereof. This Agreement, the Severance and Change in Control Agreement, and the Confidentiality Agreement contain the entire understanding of the parties with respect to the subject matter hereof.

(f) Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other deductions required to be withheld by law.

(g) Choice of Law and Severability. This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Virginia, without giving effect to provisions governing the choice of law. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any applicable jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(h) No Assignment. This Agreement and all of Executive’s rights and obligations hereunder are personal to Executive and may not be transferred or assigned by Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer to such entity of all or a substantial portion of the Company’s assets.

(i) Acknowledgment. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s personal attorney, has had sufficient time to, and has carefully read and fully understood all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

(j) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution of a facsimile or electronic copy will have the same force and effect as execution of an original, and a facsimile or electronic signature will be deemed an original and valid signature.

(k) Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement by electronic means. Executive hereby consents to receive such documents by electronic delivery.

[Signature Page Follows]

After you have had an opportunity to review this Agreement, please feel free to contact me if you have any questions or comments. To indicate your acceptance of this Agreement, please sign and date this letter in the space provided below and return it to the Company.

Very truly yours,

SOC TELEMED, INC.

By:
(Signature)

Name:

Title:

ACCEPTED AND AGREED:

[FULL NAME]

(Signature)

Date

Attachment A:	Severance and Change in Control Agreement

Attachment B:	Employee Nondisclosure, Non-Solicitation, Confidentiality and Developments Agreement

[Signature Page to Employment Agreement]

Exhibit 10.2

SEVERANCE AND CHANGE IN CONTROL AGREEMENT

This Severance and Change in Control Agreement (the “Agreement”) is made and entered into by and between [Executive Name] (“Executive”) and SOC Telemed, Inc., a Delaware corporation (the “Company”), effective as of [Date] (the “Effective Date”).

RECITALS

1. The Compensation Committee (the “Committee”) of the Board of Directors of the Company (the “Board”) recognizes that it is possible that the Company could terminate Executive’s employment with the Company and from time to time the Company may consider the possibility of an acquisition by another company or other change in control transaction. The Committee also recognizes that such considerations can be a distraction to Executive and can cause Executive to consider alternative employment opportunities. The Committee has determined that it is in the best interests of the Company and its stockholders to assure that the Company will have the continued dedication and objectivity of Executive, notwithstanding the possibility, threat or occurrence of such a termination of employment or the occurrence of a Change in Control (as defined herein) of the Company.

2. The Committee believes that it is in the best interests of the Company and its stockholders to provide Executive with an incentive to continue Executive’s employment with the Company and to motivate Executive to maximize the value of the Company for the benefit of its stockholders.

3. The Committee believes that it is imperative to provide Executive with certain severance benefits upon Executive’s termination of employment and with certain additional benefits following a Change in Control. These benefits will provide Executive with enhanced financial security and incentive and encouragement to remain with the Company notwithstanding the possibility of a Change in Control.

4. The Company and Executive previously entered into an employment agreement dated [Date] (the “Employment Agreement”), which provided for certain payments and/or benefits upon Executive’s termination of employment.

5. The Company and Executive wish to restate the terms of Executive’s severance and benefits (whether or not in connection with a Change in Control) and replace any and all such provisions providing for severance and/or change in control payments and/or benefits in the Employment Agreement, as set forth below. All other terms and conditions of the Employment Agreement will remain in full force and effect.

6. Certain capitalized terms used in the Agreement are defined in Section 5 below.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Term of Agreement. This Agreement shall have an initial term effective as of the Effective Date and continuing for a three (3)-year period (the “Initial Term”), with such term to automatically continue following the Initial Term for additional one (1)-year periods in accordance with the terms of this Agreement unless either party notifies the other party in writing of its intention not to renew this Agreement at least 60 days prior to the expiration of the Initial Term or any applicable extension period hereunder; provided, however, that following a separation pursuant to which payments or benefits are payable to Executive pursuant to this Agreement, this Agreement will not terminate until all of such payments and benefits have been satisfied.

2. Employment. The Company and Executive acknowledge that Executive’s employment is and will continue to be at-will, as defined under applicable law. If Executive’s employment terminates for any reason, including (without limitation) any termination of employment not set forth in Section 3, Executive will not be entitled to any payments, benefits, damages, awards or compensation other than the payment of accrued but unpaid wages, as required by law, and any unreimbursed reimbursable expenses or pursuant to written agreements with the Company, including equity award agreements.

3. Termination Benefits.

(a) Termination without Cause and not in Connection with a Change in Control. If other than during the one (1)-month period immediately prior to (and in connection with) a Change in Control or the twelve (12)-month period immediately following a Change in Control, the Company (or any parent, subsidiary or successor of the Company) terminates Executive’s employment with the Company other than for Cause or Executive becoming Disabled or Executive’s death, then, subject to Section 4, Executive will be entitled to the following payments and benefits.

(i) Accrued Compensation. The Company will pay Executive all Accrued Benefits.

(ii) Severance.

(1) Executive will receive continuing payments of severance pay, paid in accordance with the Company’s regular payroll procedures, at a rate equal to Executive’s Base Salary as then in effect for period of six (6) months following the date of termination (or, if such separation occurs during the one year period commencing on the closing date of the Transaction and lasting until the first anniversary thereof, then for period of twelve (12) months following the date of termination) and, for the avoidance of doubt, the payments will be less all required tax withholdings and other applicable deductions, and will be paid in accordance with the Company’s regular payroll procedures commencing on the Company’s next regularly scheduled payroll date following the Release Deadline (as defined in Section 4(a)), provided that the first payment shall include any amounts that would have been paid to Executive if payment had commenced on the date of Executive’s separation from service;

(2) Executive will receive a lump sum severance payment equal to the cash incentive compensation bonus (the “Cash Bonus”) that Executive would have been entitled to receive in respect of the fiscal year in which Executive’s termination of employment occurs, had Executive continued in employment until the end of such fiscal year, determined based on actual performance for such year relative to the performance goals applicable to Executive and pro-rated to the number of days in such fiscal year prior to Executive’s termination of employment and paid at the time comparable bonuses are payable to other service providers; and

(3) If Executive elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for Executive and Executive’s eligible dependents, within the time period prescribed pursuant to COBRA, Executive will be eligible for continued coverage under the medical plans of the Company, through reimbursement or direct remittance of COBRA premiums, in the Company’s sole discretion, at the Company’s sole expense (at the coverage levels in effect immediately prior to Executive’s termination or resignation) until the earliest of (I) the end of the period during which Executive is receiving continuing payments of Base Salary under sub-clause (1) of this Section 3(a)(ii), (II) the maximum period of continuation coverage required under COBRA, or (III) the date upon which Executive and/or Executive’s eligible dependents become covered under similar plans. COBRA reimbursements, if applicable, will be made by the Company to Executive consistent with the Company’s normal expense reimbursement policy and will be taxable to the extent required to avoid adverse consequences to Executive or the Company under either Code Section 105(h) or the Patient Protection and Affordable Care Act of 2010.

(b) Termination without Cause or Resignation for Good Reason in Connection with a Change in Control. If during the one (1)-month period immediately prior to (and in connection with) a Change in Control or during the twelve (12)-month period immediately following a Change in Control (x) the Company terminates Executive’s employment with the Company for a reason other than Cause or Executive becoming Disabled or Executive’s death, or (y) Executive resigns from such employment for Good Reason, then, subject to Section 4, Executive will be entitled to the following in lieu of the benefits described in Section 3(a) above:

(i) Accrued Compensation. The Company will pay Executive all Accrued Benefits.

(ii) Severance.

(1) Executive will receive a lump sum severance payment equal to twelve (12) months’ of Executive’s Base Salary as in effect immediately prior to the date of Executive’s termination of employment (but without taking into account any reduction in Base Salary that gives rise to a termination for Good Reason), less all required tax withholdings and other applicable deductions, which will be paid no later than the Release Deadline;

(2) If Executive elects continuation coverage pursuant to the COBRA for Executive and Executive’s eligible dependents, within the time period prescribed pursuant to COBRA, Executive will be eligible for continued coverage under the medical plans of the Company, through reimbursement or direct remittance of COBRA premiums, in the Company’s sole discretion, at the Company’s sole expense (at the coverage levels in effect immediately prior to Executive’s termination or resignation) until the earliest of (I) the end of the period referenced in sub-clause (1) of this Section 3(b)(ii), (II) the maximum period of continuation coverage required under COBRA, or (III) the date upon which Executive and/or Executive’s eligible dependents become covered under similar plans. COBRA reimbursements, if applicable, will be made by the Company to Executive consistent with the Company’s normal expense reimbursement policy and will be taxable to the extent required to avoid adverse consequences to Executive or the Company under either Code Section 105(h) or the Patient Protection and Affordable Care Act of 2010;

(3) Executive will receive a lump sum severance payment equal to Executive’s Cash Bonus (calculated based on deemed achievement of the Performance Goals applicable thereto at target levels), less all required tax withholdings and other applicable deductions, which will be paid no later than the Release Deadline;

(4) All of the then unvested shares subject to all time-based stock options and other time-based equity-based awards held by Executive that would have become vested had Executive remained in the employ of the Company for the 12-month period following Executive’s termination of employment will immediately vest and, if applicable, become exercisable upon the date of such termination, which shall otherwise remain subject to their terms; and

(5) With respect to any unvested shares subject to an equity award held by Executive that is subject to performance-based vesting, the treatment with respect to each such equity award will be subject to, and governed by, the provisions set forth in the award agreement evidencing each such equity award.

(c) Disability; Death; Voluntary Resignation; Termination for Cause. If Executive’s employment with the Company is terminated due to (i) Executive becoming Disabled or Executive’s death, (ii) Executive’s voluntary resignation (other than for Good Reason) or (iii) the Company’s termination of Executive’s employment with the Company for Cause, then Executive (or Executive’s estate, as the case may be) will receive the Accrued Benefits, but will not be entitled to any other compensation or benefits from the Company except to the extent required by law (for example, COBRA); provided, however, that if Executive’s employment is terminated due to Executive becoming Disabled or Executive’s death, then (A) Executive (or Executive’s estate) will also receive a lump sum severance payment equal to Executive’s Cash Bonus (calculated based on deemed achievement of the Performance Goals applicable thereto at target levels), pro-rated to the number of days in such fiscal year prior to Executive’s termination of employment and less all required tax withholdings and other applicable deductions; and (B) any stock options that are vested as of such separation date shall remain exercisable until the earliest of (x) the one year anniversary of such separation date, (y) the options’ expiration date; or (z) as otherwise provided pursuant to the equity plan under which such options were issued. All payments set forth in this Section 3(c) shall in all cases be paid within thirty (30) days of Executive’s termination of employment (or such earlier date as required by applicable law).

(d) Timing of Payments. Subject to any specific timing provisions in Section 3(a) through 3(c), as applicable, or the provisions of Section 4, payment of the severance and benefits hereunder shall be made or commence to be made as soon as practicable following Executive’s termination of employment.

(e) Exclusive Remedy. In the event of a termination of Executive’s employment with the Company (or any parent, subsidiary or successor of the Company), the provisions of this Section 3 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement (other than the payment of accrued but unpaid wages, as required by law, and any unreimbursed reimbursable expenses). Executive will be entitled to no other severance, benefits, compensation or other payments or rights upon a termination of employment, including, without limitation, any severance payments and/or benefits provided in this Agreement, other than those benefits expressly set forth in Section 3 or pursuant to written equity award agreements with the Company.

(f) No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.

4. Conditions to Receipt of Severance.

(a) Release of Claims Agreement. The receipt of any severance payments or benefits pursuant to this Agreement is subject to Executive signing and not revoking a separation agreement and release of claims in a form attached to this Agreement as Attachment A (the “Release”), which must become effective no later than the sixtieth (60th) day following Executive’s termination of employment (the “Release Deadline”), and if not, Executive will forfeit any right to severance payments or benefits under this Agreement. To become effective, the Release must be executed by Executive and any revocation periods (as required by statute, regulation, or otherwise) must have expired without Executive having revoked the Release. In addition, in no event will severance payments or benefits be paid or provided until the Release actually becomes effective. If the termination of employment occurs at a time during the calendar year where the Release Deadline could occur in the calendar year following the calendar year in which Executive’s termination of employment occurs, then any severance payments or benefits under this Agreement that would be considered Deferred Payments (as defined in Section 4(c)(i)) will be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or such later time as required by (i) the payment schedule applicable to each payment or benefit as set forth in Section 3, (ii) the date the Release becomes effective, or (iii) Section 4(c)(ii); provided that the first payment shall include all amounts that would have been paid to Executive if payment had commenced on the date of Executive’s termination of employment.

(b) Restrictive Covenants. The receipt of any termination benefits pursuant to Section 3 will be subject to Executive not having breached any material provisions of the Confidentiality Agreement (as defined in Section 9 below). In the event Executive breaches the material provisions of the Confidentiality Agreement, as reasonably determined by the Board, all continuing payments and benefits to which Executive may otherwise be entitled pursuant to Section 3 will immediately cease (other than the Accrued Benefits).

(c) Section 409A.

(i) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation not exempt under Section 409A (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. And for purposes of this Agreement, any reference to “termination of employment,” “termination” or any similar term shall be construed to mean a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Executive has a “separation from service” within the meaning of Section 409A.

(ii) Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination of employment (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Executive’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment, installment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(iii) Without limitation, any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations is not intended to constitute Deferred Payments for purposes of clause (i) above.

(iv) Without limitation, any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit is not intended to constitute Deferred Payments for purposes of clause (i) above. Any payment intended to qualify under this exemption must be made within the allowable time period specified in Section 1.409A-1(b)(9)(iii) of the Treasury Regulations.

(v) To the extent that reimbursements or in-kind benefits under this Agreement constitute non-exempt “nonqualified deferred compensation” for purposes of Section 409A, (1) all reimbursements hereunder shall be made on or prior to the last day of the calendar year following the calendar year in which the expense was incurred by Executive, (2) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (3) the amount of expenses eligible for reimbursement or in-kind benefits provided in any calendar year shall not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided, in any other calendar year.

(vi) The payments and benefits provided under Sections 3(a) and Section 3(b) are intended to be exempt from or comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.

5. Definition of Terms. The following terms referred to in this Agreement will have the following meanings:

(a) Cause. “Cause” means Executive’s:

(i) willful failure to reasonably and substantially perform Executive’s duties (other than as a result of physical or mental illness or injury);

(ii) willful misconduct, intentional misrepresentation or gross negligence which causes injury (or, in the case of willful misconduct, significant injury) to the Company or any of its affiliates (whether financially, reputationally or otherwise);

(iii) commission of an act of fraud, embezzlement, misappropriation or a breach by Executive of Executive’s fiduciary duty or duty of loyalty to the Company or its affiliates;

(iv) indictment, receipt of a charge or conviction for (or plea of guilty or nolo contendere with respect to) any felony or any crime involving dishonesty or moral turpitude;

(v) unlawful use (including being under the influence) or possession of illegal drugs on the Company’s premises;

(vi) breach by Executive of the material terms of any agreement with the Company or any affiliate or any material Company policies (including without limitation any improper disclosure of confidential data and breach of any policy related to sexual harassment, assault or fraternization); or

(vii) failure of Executive to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

Notwithstanding the foregoing, the Company may not terminate Executive’s employment for Cause under clauses (i), (ii) or (vi) of this definition unless (A) the Company or the Board has provided notice to Executive setting forth in reasonable detail the specific conduct purporting to constitute Cause within ninety (90) days of the date the Company or the Board first becomes aware of its existence, (B) Executive has failed to cure such conduct (if capable of cure) within seven (7) days following the date of receipt of such notice, and (C) the Board or the Company has terminated Executive’s employment within thirty (30) days following such failure to cure. Notwithstanding the foregoing, if following the termination of Executive’s services, it is determined that Executive’s services could have been terminated for Cause, as such term is defined above, Executive’s services shall, at the election of the Board, be deemed to have been terminated for Cause retroactively to the date the events giving rise to Cause occurred.

(b) Change in Control. “Change in Control” has the meaning ascribed to such term in the Company’s 2020 Equity Incentive Plan, as may be amended and restated from time to time; provided, however, that the consummation of the Transaction shall not be deemed to constitute a Change in Control for purposes of this Agreement.

(c) Code. “Code” means the Internal Revenue Code of 1986, as amended.

(d) Disability. “Disability” or “Disabled” means that Executive is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one (1) year.

(e) Good Reason. “Good Reason” means the occurrence of any of the following events without the Executive’s prior written consent: (i) any reduction in Base Salary, except for across-the-board salary reductions similarly affecting all or substantially all senior management employees of the Company; (ii) any material diminution in the Executive’s duties, title or responsibilities (provided, however, that a reduction in title solely by virtue of the Company being acquired and made part of a larger entity, as, for example, when the CEO of the Company remains as such following a change of control but is not made the CEO of the acquiring corporation) will not constitute Good Reason); (iii) a relocation of the Executive’s principal place of employment (excluding any remote work arrangement) such that Executive’s normal daily one-way commute is increased by more than 35 miles as compared to Executive’s principal place of employment (excluding any remote work arrangement) as of the Effective Date; or (iv) a breach by the Company of any material obligation under any written agreement between the Executive and the Company or the failure of any successor to the Company to assume this Agreement. Notwithstanding the foregoing, Executive may not terminate Executive’s employment for Good Reason unless (A) the Executive has provided notice to the Board setting forth in reasonable detail the specific conduct of the Company or the Board purporting to constitute Good Reason within ninety (90) days of the date the Executive first becomes aware of its existence, (B) the Board has failed to cure such conduct within seven (7) days following the date of receipt of such notice, and (C) the Executive has terminated Executive’s employment within thirty (30) days following such failure to cure.

(f) Governmental Authority. “Governmental Authority” means any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality, or any private or public court or tribunal.

(g) Person. “Person” shall be construed in the broadest sense and means and includes any natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and other entity or Governmental Authority.

(h) Section 409A. “Section 409A” means Section 409A of the Code, and the final regulations and any guidance promulgated thereunder or any state law equivalent.

(i) Section 409A Limit. “Section 409A Limit” shall mean two (2) times the lesser of: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during Executive’s taxable year preceding Executive’s taxable year of Executive’s separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s separation from service occurred.

(j) Transaction. “Transaction” shall mean, collectively, the transactions contemplated by that certain Agreement and Plan of Merger by and among Healthcare Merger Corp., Sabre Merger Sub I, Inc., Sabre Merger Sub II, LLC, and the Company, dated as of July 29, 2020.

6. Golden Parachute.

(a) Anything in this Agreement to the contrary notwithstanding, if any payment or benefit Executive would receive from the Company or otherwise (“Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code; and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then such Payment shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment being subject to the Excise Tax; or (y) the largest portion, up to and including the total, of the Payment, whichever amount, after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in Executive’s receipt, on an after-tax basis, of the greater amount of the Payment. Any reduction made pursuant to this Section 6(a) shall be made in accordance with the following order of priority: (i) stock options whose exercise price exceeds the fair market value of the optioned stock (“Underwater Options”) (ii) Full Credit Payments (as defined below) that are payable in cash, (iii) non-cash Full Credit Payments that are taxable, (iv) non-cash Full Credit Payments that are not taxable, (v) Partial Credit Payments (as defined below) and (vi) non-cash employee welfare benefits. In each case, reductions shall be made in reverse chronological order such that the payment or benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first payment or benefit to be reduced (with reductions made pro-rata in the event payments or benefits are owed at the same time). “Full Credit Payment” means a payment, distribution or benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, that if reduced in value by one dollar reduces the amount of the parachute payment (as defined in Section 280G of the Code) by one dollar, determined as if such payment, distribution or benefit had been paid or distributed on the date of the event triggering the excise tax. “Partial Credit Payment” means any payment, distribution or benefit that is not a Full Credit Payment.

(b) A nationally recognized certified public accounting firm selected by the Company (the “Accounting Firm”) shall perform the foregoing calculations related to the Excise Tax. If a reduction is required pursuant to Section 6(a), the Accounting Firm shall administer the ordering of the reduction as set forth in Section 6(a). The Company shall bear all expenses with respect to the determinations by such accounting firm required to be made hereunder.

(c) The Accounting Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to Executive and the Company within fifteen (15) calendar days after the date on which Executive’s right to a Payment is triggered. Any good faith determinations of the Accounting Firm made hereunder shall be final, binding, and conclusive upon Executive and the Company.

(d) Notwithstanding anything to the contrary in Section 9(a), if any Payment that would be otherwise reduced pursuant to Section 9(a) would not be so reduced if the stockholder approval requirements of Section 280G(b)(5) of the Code are capable of being satisfied, the Company will use its reasonable best efforts to cause such payments to be timely submitted for such approval in accordance with such requirements.

7. Arbitration.

(a) Arbitration. In consideration of Executive’s Employment with the Company, its promise to arbitrate all employment-related disputes, and Executive’s receipt of the compensation, pay raises and other benefits paid to Executive by the Company, at present and in the future, Executive agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, shareholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s Employment with the Company or termination thereof, including any breach of this Agreement, will be subject to binding arbitration pursuant to Virginia law. The Federal Arbitration Act shall also apply with full force and effect.

(b) Dispute Resolution. Disputes that Executive agrees to arbitrate, and thereby agrees to waive any right to a jury trial, include any statutory claims under local, state, or federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the Sarbanes Oxley Act, the Worker Adjustment and Retraining Notification Act, the Virginia Human Rights Act, the Virginia Values Act, the Virginia Labor Code, claims of harassment, discrimination, and wrongful termination, and any statutory or common law claims. Executive further understands that this agreement to arbitrate also applies to any disputes that the Company may have with Executive.

(c) Procedure. Executive agrees that any arbitration will be administered by Judicial Arbitration & Mediation Services, Inc. (“JAMS”), pursuant to its Employment Arbitration Rules & Procedures (the “JAMS Rules”). The arbitrator shall have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication, motions to dismiss and demurrers, and motions for class certification, prior to any arbitration hearing. The arbitrator shall have the power to award any remedies available under applicable law, and the arbitrator shall award attorneys’ fees and costs to the prevailing party, except as prohibited by law. The Company will pay for any administrative or hearing fees charged by the administrator or JAMS, and all arbitrator’s fees, except that Executive shall pay any filing fees associated with any arbitration that Executive initiates, but only so much of the filing fee as Executive would have instead paid had Executive filed a complaint in a court of law. Executive agrees that the arbitrator shall administer and conduct any arbitration in accordance with Virginia law, and that the arbitrator shall apply substantive and procedural Virginia law to any dispute or claim, without reference to the rules of conflict of law. To the extent that the JAMS Rules conflict with Virginia law, Virginia law shall take precedence. The decision of the arbitrator shall be in writing. Any arbitration under this Agreement shall be conducted in Virginia.

(d) Remedy. Arbitration shall be the sole, exclusive, and final remedy for any dispute between Executive and the Company. Accordingly, except as provided by this Agreement, neither Executive nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law that the Company has not adopted.

(e) Administrative Relief. Executive is not prohibited from pursuing an administrative claim with a local, state, or federal administrative body or government agency that is authorized to enforce or administer laws related to employment, including, but not limited to, the Department of Fair Employment and Housing, the Equal Employment Opportunity Commission, the National Labor Relations Board, or the Workers’ Compensation Board. However, Executive may not pursue court action regarding any such claim, except as permitted by law.

(f) Voluntary Nature of Agreement. Executive acknowledges and agrees that Executive is executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. Executive further acknowledges and agrees that Executive has carefully read this Agreement and that Executive has asked any questions needed for Executive to understand the terms, consequences and binding effect of this Agreement and fully understands it, including that EXECUTIVE IS WAIVING EXECUTIVE’S RIGHT TO A JURY TRIAL.

(g) Independent Advice. Executive acknowledges that Executive has been advised to obtain independent advice and legal counsel to advise Executive concerning this Agreement, and that Executive has either done so or has knowingly waived that opportunity of Executive’s own free choice. Neither the Company nor any attorneys for the Company have advised Executive concerning this Agreement, and Executive is relying solely upon the advice of Executive’s own independent counsel (if any); nor has the Company or any attorneys for the Company coerced, used undue influence, or otherwise induced Executive to enter into this Agreement.

8. Successors.

(a) Company’s Successors. This Agreement shall be binding upon any successor (whether direct or indirect and whether by purchase, lease, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company’s business and/or assets. For all purposes under this Agreement, the term “Company” shall include any successor to the Company’s business or assets that become bound by this Agreement or any affiliate of any such successor that employs Executive.

(b) Executive’s Successors. This Agreement and all of Executive’s rights hereunder shall inure to the benefit of, and be enforceable by, Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

(c) Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

9. Confidential Information. Executive agrees to continue to comply with and be bound by the Employee Nondisclosure, Non-Solicitation, Confidentiality and Developments Agreement (the “Confidentiality Agreement”) entered into by and between Executive and the Company, dated as of the date hereof.

10. Notice.

(a) General. Notices and all other communications contemplated by this Agreement shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In Executive’s case, mailed notices shall be addressed to Executive at the home address that Executive most recently communicated to the Company in writing. In the case of the Company, mailed notices shall be addressed to its corporate headquarters, and all notices shall be directed to the attention of its Secretary.

(b) Notice of Termination. Any termination by the Company for Cause or by Executive for Good Reason will be communicated by a notice of termination to the other party hereto given in accordance with Section 10(a) of this Agreement. Such notice will indicate the specific termination provision in this Agreement relied upon, will set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated, and will specify the termination date (which will be not more than thirty (30) days after the giving of such notice), subject to any applicable cure period. The failure by Executive or the Company to include in the notice any fact or circumstance which contributes to a showing of Good Reason or Cause, as applicable, will not waive any right of Executive or the Company, as applicable, hereunder or preclude Executive or the Company, as applicable, from asserting such fact or circumstance in enforcing Executive’s or its rights hereunder, as applicable.

11. Miscellaneous Provisions.

(a) No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any such payment be reduced by any earnings that Executive may receive from any other source.

(b) Modifications and Waivers. No provision of this Agreement shall be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by Executive and by an authorized officer of the Company (other than Executive). No waiver by either party of any breach of, or of compliance with, any condition or provision of this Agreement by the other party shall be considered a waiver of any other condition or provision or of the same condition or provision at another time.

(c) Whole Agreement. This Agreement constitutes the entire agreement of the parties hereto and supersedes in their entirety all prior or contemporaneous representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof, including, without limitation, any severance provisions contained in the Employment Agreement. Executive acknowledges and agrees that this Agreement encompasses all the rights of Executive to any severance payments and/or benefits based on the termination of Executive’s employment and Executive hereby agrees that he or she has no such rights except as stated herein. No waiver, alteration, or modification of any of the provisions of this Agreement will be binding unless in writing and signed by duly authorized representatives of the parties hereto and which specifically mention this Agreement.

(d) Withholding Taxes. All payments made under this Agreement shall be subject to reduction to reflect taxes or other deductions required to be withheld by law.

(e) Choice of Law and Severability. This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Virginia, without giving effect to provisions governing the choice of law. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any applicable jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

(f) No Assignment. This Agreement and all of Executive’s rights and obligations hereunder are personal to Executive and may not be transferred or assigned by Executive at any time. The Company may assign its rights under this Agreement to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer to such entity of all or a substantial portion of the Company’s assets.

(g) Acknowledgment. Executive acknowledges that Executive has had the opportunity to discuss this matter with and obtain advice from Executive’s personal attorney, has had sufficient time to, and has carefully read and fully understood all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.

(h) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Execution of a facsimile or electronic copy will have the same force and effect as execution of an original, and a facsimile or electronic signature will be deemed an original and valid signature.

(i) Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this Agreement by electronic means. Executive hereby consents to receive such documents by electronic delivery.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by its duly authorized officer, as of the day and year set forth below.

COMPANY	SOC TELEMED

By:
Title:
Date:

EXECUTIVE	[EXECUTIVE NAME]

By:
Date:

Attachment A:     Form of Separation Agreement and Release of Claims

[Signature Page to Severance and Change in Control Agreement]